SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

              	   United Parcel Service Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             911312106
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	United Parcel Service Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	55 Glenlake Parkway NE
	Atlanta, GA 30328
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECTED ADVISERS L.P. for

Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Ptrns Fnd
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
Davis New York Venture
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
SS Barney Large Cap V
Stobie Creek
Style Select
StyleLCV
Suburban Prop
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	911312106
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 17,253,930 shares
Abar Foundation			3,300
American Electric		102,800
Atlanta Gas & Light		19,100
Atmos Energy			12,800
Avon Old Farms			2,700
AXP Partners			85,100
Bowne & Co.			7,400
Catholic Mutual			3,700
Champa Trust			5,900
Davis Ptrns Fnd			30,000
Del Labs PenPl			1,770
Del Labs-Lacrss			160
DetroitLaborers			28,200
DNE Corp			2,000
Davis New York Venture		10,846,300
Davis VaraValue			141,500
Electrical Workers Annuity	24,700
Electrical Workers Pension	42,300
Emma Willard			4,400
Fishkind LLC			4,400
Genesis Depreciation		6,500
Genesis Foundation		2,500
Genesis Pension			3,100
Galveston			4,800
Georgia Corp			38,600
Gonzaga Univ			7,600
GrangeFT			9,700
Hathaway			6,200
Hirsch				3,200
Hoff Family Tr.			4,200
Lewis & Roca			2,600
MassMutual Prt			268,000
MassMutual Var			19,700
Masters Select			120,000
Mattin A			3,000
Mattin B			3,000
Medcen				2,400
MennenFT			15,600
Methodist Home			21,500
MetLife SIP			25,400
Milder CP			5,400
Minn Retail			28,900
Manulife Value			57,000
Mt. Sinai			14,800
Mutual Protect			2,900
NASD				14,800
NASDRegulation			17,300
NedsIsland			8,800
NM Mutual			6,200
Noramco Davis			4,200
NYC Superior			9,900
Omaha				6,800
Plumbers & Pipefitters		3,500
SunAmerica Davis Venture Value	1,268,200
Pru Focused Val			111,800
Prudential SP			51,300
Quadsan				5,000
Rappaport			3,200
RL Polk				4,200
Selected American Shares	2,840,500
Scudder - SVS			58,800
Sicav Davis Financial Fund	162,700
SS Barney Large Cap V		26,000
Stobie Creek			11,100
Style Select			27,200
StyleLCV			18,500
Suburban Prop			7,400
SunLifeValue			16,100
Tallahassee			29,500
Temple				1,700
Union Dale			3,800
Via				4,400
Volvo				6,000
Wallace Retire			20,000
Wellstar			7,200
New England Zenith		452,700

	(b)  Percent of class   5.14%
Abar Foundation			0.00%
American Electric		0.03%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Ptrns Fnd			0.01%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
DNE Corp			0.00%
Davis New York Venture		3.23%
Davis VaraValue			0.04%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.01%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.08%
MassMutual Var			0.01%
Masters Select			0.04%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Value			0.02%
Mt. Sinai			0.00%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Omaha				0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.38%
Pru Focused Val			0.03%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	0.85%
Scudder - SVS			0.02%
Sicav Davis Financial Fund	0.05%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Style Select			0.01%
StyleLCV			0.01%
Suburban Prop			0.00%
SunLifeValue			0.00%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.13%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   17,253,930

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 17,253,930
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002